

August 8, 2024

Steve Forte
Chief Financial Officer
Repare Therapeutics Inc.
7171 Frederick-Banting, Building 2, Suite 270
St-Laurent, Québec, Canada H4S 1Z9

> **Re: Repare Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed August 6, 2024**
> **File No. 333-281298**

Dear Steve Forte:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney Thorne, Esq.